Egan-Jones Ratings Company

2016 Form NRSRO Annual Certification

Exhibit 1. Credit Ratings Performance Statistics

Attached please find the Rating Transition & Default Rates listed as follows:

- Financial Institutions, Brokers, or Dealers – 1-year, 3-year and 10-year Transition and Default Rates
- Insurance Companies – 1-year, 3-year and 10-year Transition and Default Rates
- Corporate Issuers – 1-year, 3-year and 10-year Transition and Default Rates

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	2			50%		50%																			
AA-	3				100%																				
A+	10				10%	80%	10%																		
A	19					11%	89%																		
A-	13						23%	77%																	
BBB+	13						8%	8%	84%																
BBB	16							13%	13%	61%	13%														
BBB-	9							11%	11%	33%	34%														11%
BB+	4									25%	50%	25%													
BB	9									22%	11%	22%	23%	11%	11%										
BB-	2										100%														
B+	4													25%	50%	25%									
B	2											50%											50%		
B-	4													50%			50%								
CCC+	0																								
CCC	1															100%									
CCC-	0																								
CC	2														50%				50%						
C	1																						100%		
Total	114																								

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	3			33%		67%																			
AA-	1				100%																				
A+	4				25%	50%	25%																		
A	11				9%	27%	64%																		
A-	12					17%	33%	25%	8%																17%
BBB+	17					18%	35%	18%	23%																6%
BBB	11						36%	18%		37%				9%											
BBB-	10							20%	20%	30%															30%
BB+	11							9%	9%	18%	18%	19%													27%
BB	6									50%	33%		17%												
BB-	0																								
B+	5										20%			20%	40%								20%		
B	4											50%			25%		25%								
B-	4													25%			25%								50%
CCC+	2													50%					50%						
CCC	1																						100%		
CCC-	0																								
CC	1														100%										
C	0																								
Total	103																								

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings on 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	22	77%	23%							
A1	39	8%	82%	10%						
A2	16		25%	56%	19%					
A3	10		20%	10%	50%	10%				10%
B	6				17%	66%	17%			
C	6				17%	17%	49%	17%		
Total	99									

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	20	80%	15%							5%
A1	38	13%	79%	3%						5%
A2	13	15%	31%	38%	8%					8%
A3	9		11%	44%						45%
B	4			25%		50%		25%		
C	10				10%	30%	30%	10%		20%
Total	94									

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Insurance Companies - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	0																								
AA+	1		100%																						
AA	0																								
AA-	3				67%	33%																			
A+	2					50%	50%																		
A	9					22%	67%	11%																	
A-	8						38%	49%																	13%
BBB+	9							11%	78%	11%															
BBB	7							14%	29%	43%			14%												
BBB-	2									50%		50%													
BB+	3										33%	34%	33%												
BB	1											100%													
BB-	1									100%															
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	46																								

Insurance Companies - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	0																								
A+	2				50%	50%																			
A	5					20%	60%																		20%
A-	10					20%	40%	20%	10%																10%
BBB+	9				11%		22%	22%	34%	11%															
BBB	6						17%		33%	50%															
BBB-	5								20%	20%		20%	20%												20%
BB+	1							100%																	
BB	2							50%			50%														
BB-	0																								
B+	1											100%													
B	0																								
B-	0																								
CCC+	0																								
CCC	2											50%	50%												
CCC-	0																								
CC	1																								100%
C	1																								100%
Total	45																								

Insurance Companies - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Insurance Companies - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings on 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	12	83%	17%							
A1	12		84%	8%						8%
A2	5		40%	40%		20%				
A3	3				100%					
B	2				100%					
C	0									
Total	34									

Insurance Companies - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	7	43%	57%							
A1	15	33%	47%	7%						13%
A2	8		75%	12%	13%					
A3	3		67%	33%						
B	1		100%							
C	1		100%							
Total	35									

Insurance Companies - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	1	100%																							
AA+	6		49%	17%	17%	17%																			
AA	22			49%	23%	14%	5%	9%																	
AA-	40			5%	58%	20%	8%	3%	3%	3%															
A+	85				5%	58%	18%	9%	4%	5%															1%
A	105					5%	65%	15%	8%	3%	1%	1%	1%												1%
A-	120						5%	60%	18%	8%	3%	3%	1%												2%
BBB+	127						2%	10%	55%	17%	9%	2%	2%		1%										2%
BBB	121							2%	21%	46%	14%	7%	3%	2%	2%										3%
BBB-	96							1%	4%	18%	46%	14%	7%	4%	1%	1%									4%
BB+	105						1%		1%	6%	19%	46%	11%	10%	2%	1%	1%								2%
BB	69									3%	12%	12%	48%	12%	4%	4%	1%								4%
BB-	49							2%			6%	8%	2%	33%	29%	8%	2%				2%				8%
B+	60										2%		3%	17%	41%	8%	12%	3%	5%		2%				7%
B	50										2%			14%	18%	32%	10%	6%	2%		4%	6%			6%
B-	39											3%		5%	8%	15%	46%	10%	5%	3%	5%				
CCC+	10																40%	20%	10%						30%
CCC	21												10%	5%		10%	10%	5%	30%	5%	5%	10%	5%		5%
CCC-	3																			67%	33%				
CC	6															17%			17%		16%	17%	33%		
C	7															14%					14%	44%	14%		14%
Total	1142																								

Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	0																								
AA+	10	10%	30%	10%	30%	10%		10%																	
AA	13			39%	23%	15%	15%	8%																	
AA-	30			7%	30%	30%	7%	10%	7%	3%	3%														3%
A+	59			2%	17%	29%	20%	8%	10%	5%		2%	2%												5%
A	52				2%	17%	32%	15%	6%	12%		4%	2%	2%											8%
A-	99				1%	6%	13%	30%	14%	8%	4%	5%	4%		1%										14%
BBB+	111				1%	1%	7%	24%	24%	15%	6%	3%	5%			1%							1%		12%
BBB	98						4%	7%	28%	19%	12%	4%	4%	3%	1%	1%									17%
BBB-	94						1%	5%	17%	14%	19%	12%	5%	5%	1%	1%									20%
BB+	97						1%	3%	7%	12%	13%	20%	10%	7%	2%	1%	1%		2%			1%			20%
BB	58							3%	3%	7%	17%	14%	17%	7%	7%	9%					2%				14%
BB-	52							2%		6%	10%	15%	12%	7%	15%	4%	2%				2%	4%			21%
B+	58								2%	7%	7%	2%	3%	9%	16%	10%	3%	2%	3%		3%				33%
B	43									2%	2%	9%		2%	19%	15%	14%	7%	2%						28%
B-	40							3%			3%		3%	8%	8%	8%	8%	5%		8%		5%	8%		33%
CCC+	11										9%	9%		9%	9%	9%	9%	10%	9%				9%		18%
CCC	15												7%	20%	13%		7%	7%	12%	7%					27%
CCC-	1																								100%
CC	14							7%							7%	7%	14%						7%		58%
C	3															33%					33%	34%			
Total	958																								

Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Corporate Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings on 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	205	76%	22%	1%						1%
A1	334	4%	79%	11%	3%					3%
A2	129	1%	29%	48%	17%	3%				2%
A3	72		8%	13%	50%	11%	10%			8%
B	63		3%	3%	21%	46%	19%	5%		3%
C	35			3%	6%	29%	44%	9%		9%
Total	838									

Corporate Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	260	47%	38%	6%	1%					8%
A1	310	6%	55%	15%	6%	2%	1%	0%		15%
A2	104		26%	24%	19%	5%	4%	2%		20%
A3	92		15%	10%	23%	18%	8%			26%
B	53		13%	4%	17%	15%	9%	8%		34%
C	39			5%	15%	21%	16%	5%		38%
Total	858									

Corporate Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

The rating definitions and the definition of default are publicly available at the following web address: https://www.egan-jones.com/public/credit_ratings.aspx

The rating history is publicly available at the following web address: https://www.egan-jones.com/17g-7

For other annual certification documents, please visit

https://www.egan-jones.com/public/annual_certifications.aspx